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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                (AMENDMENT NO. 1)



                          INSITUFORM TECHNOLOGIES, INC.

                                (Name of Issuer)

        CLASS A COMMON STOCK,                           457667 10 3
            $.01 PAR VALUE

   (Title of class of securities)                      (CUSIP number)

                              DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 11, 1997

             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Check the following box if a fee is being paid with the statement [_].



(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))
                                (Page 1 of 16 Pages)


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
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CUSIP No.                          457667 10 3            13D       Page 2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                JEROME KALISHMAN

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                         NOT APPLICABLE

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                           UNITED STATES
              ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:              82,415
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:         3,015,433
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:         82,415
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:    3,015,433

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                3,097,848
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       11.5%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                  IN

--------------------------------------------------------------------------------

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CUSIP No.                          457667 10 3        13D          Page  3
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--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON:                 ROBERT W. AFFHOLDER

             S.S. OR I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSON:
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS:                                 NOT APPLICABLE

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
             PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF                           UNITED STATES
             ORGANIZATION:

--------------------------------------------------------------------------------
   NUMBER OF                  7   SOLE VOTING POWER:                1,307,858
     SHARES
                         -------------------------------------------------------
  BENEFICIALLY                8   SHARED VOTING POWER:                      0
    OWNED BY
                         -------------------------------------------------------
      EACH                    9   SOLE DISPOSITIVE POWER:           1,307,858
   REPORTING
                         -------------------------------------------------------
  PERSON WITH                 10  SHARED DISPOSITIVE POWER:                 0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 1,307,858
             REPORTING PERSON:

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
             CERTAIN SHARES:

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          4.9%

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON:                                   IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.                          457667 10 3                13D     Page  4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON:                NANCY F. KALISHMAN

              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [X]
                                                                        (B) [_]
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS:                                 NOT APPLICABLE

--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF                           UNITED STATES
              ORGANIZATION:

--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER:                   0
      SHARES
                          ------------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER:          3,015,433
     OWNED BY
                          ------------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER:               0
    REPORTING
                          ------------------------------------------------------
   PERSON WITH                 10      SHARED DISPOSITIVE POWER:     3,015,433

--------------------------------------------------------------------------------
 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 3,015,433
              REPORTING PERSON:

--------------------------------------------------------------------------------
 12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
              CERTAIN SHARES:

--------------------------------------------------------------------------------
 13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        11.2%

--------------------------------------------------------------------------------
 14           TYPE OF REPORTING PERSON:                                  IN

--------------------------------------------------------------------------------

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CUSIP No.                          457667 10 3       13D            Page  5
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON:            XANADU INVESTMENTS, L.P.

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) [X]
                                                                     (B) [_]
--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                                NOT APPLICABLE

--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF                                MISSOURI
               ORGANIZATION:

--------------------------------------------------------------------------------
     NUMBER OF                  7       SOLE VOTING POWER:                  0
       SHARES
                           -----------------------------------------------------
    BENEFICIALLY                8       SHARED VOTING POWER:          2,869,274
      OWNED BY
                           -----------------------------------------------------
        EACH                    9       SOLE DISPOSITIVE POWER:               0
     REPORTING
                           -----------------------------------------------------
    PERSON WITH                 10      SHARED DISPOSITIVE POWER:     2,869,274

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 2,869,274
               REPORTING PERSON:

--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [_]
               CERTAIN SHARES:

--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       10.7%

--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON:                                   PN

--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         The class of equity securities to which this statement relates is the class A common stock, $.01 par value (the "Common Stock"), of Insituform Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1770 Kirby Parkway, Suite 300, Memphis, Tennessee
38138.

Item 2.           Identity and Background.

         (a) This statement is being filed on behalf of Jerome Kalishman ("Kalishman"), Robert W. Affholder ("Affholder"), Nancy F. Kalishman and Xanadu Investments, L.P. ("Xanadu"). The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Information as to each Reporting Person set forth in this Schedule 13D has been provided by such Reporting Person.

         Kalishman and Affholder have agreed to form a committee to participate in an anticipated proxy contest (the "Proxy Contest") for the election of a slate of nominees to the Board of Directors of the Company at the Company's 1997 Annual Meeting of Stockholders (the "1997 Annual Meeting"). See Item 4. Kalishman and Affholder are making this joint filing because they may, by reason of such agreement, be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nancy F. Kalishman and Xanadu are joining in this filing because they may be deemed, by virtue of their shared voting and dispositive power with respect to shares of Common Stock beneficially owned by Kalishman, to be beneficial owners of such shares of Common Stock. Kalishman and Nancy F. Kalishman are spouses.

         The following sets forth as to each of the individual Reporting Persons his or her residence or business address and his or her present principal occupation or employment and the name, principal business and address of any corporations or other organizations in which such employment is conducted:

         Kalishman's principal occupation is Chairman of the Board of the Company. His business address is c/o Insituform Technologies, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

         Affholder's principal occupation is Senior Vice President of the Company. His business address is c/o Insituform

Technologies, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

         Nancy F. Kalishman is principally engaged in community service for various organizations. Her business address is c/o Insituform Technologies, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

         Xanadu is a Missouri limited partnership whose general partners are the Jerome Kalishman Revocable Trust (as to which Kalishman acts as trustee) and The Nancy F. Kalishman Revocable Trust (as to which Nancy F. Kalishman acts as trustee). Xanadu was organized to acquire, own, finance, develop, improve, construct, lease, operate, manage, mortgage, sell, market and otherwise invest in and deal with real and personal property as investment, and to conduct such other activities related or incidental thereto as may be convenient, necessary or desirable to promote the business of Xanadu. Its principal business and offices are located at 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

         (b)-(c) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (d) Each of the natural persons named in this Item 2 is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  See Item 4.

Item 4.           Purpose of Transaction.

         The Reporting Persons acquired their shares of Common Stock as a result of the consummation in October 1995 of the merger (the "IMA Merger") of a wholly-owned subsidiary of the Company with and into Insituform Mid-America, Inc. ("IMA"). Pursuant to the IMA Merger, the shares of IMA stock held by the Reporting Persons were converted into the right to receive shares of Common Stock. Pursuant to the agreement (the "IMA Merger Agreement") entered into by the Company and IMA in connection with the IMA

Merger, Kalishman and Affholder were elected and continue to serve as directors of the Company, and the Company has agreed to nominate and recommend them for reelection as directors until December 9, 1998. Affholder's current term as a director of the Company expires at the 1997 Annual Meeting and Kalishman's term expires at the 1998 annual meeting of stockholders.

         Kalishman and Affholder believe that the Company's current Board of Directors is not effectively and adequately representing the interests of the Company and its stockholders. In the view of Kalishman and Affholder, the proceedings and effectiveness of the Board have been substantially impaired by allegiances that exist among groups of Board members that were directors prior to the IMA Merger and conflicts of interest between certain directors and the Company. Kalishman and Affholder believe that the election of independent highly qualified individuals as directors of the Company would greatly improve the Board, provide to current management the support necessary to implement plans to increase the profitability of the Company and enhance the value of the Company and its stock.

         Kalishman and Affholder have held a number of discussions with certain of the other directors of the Company regarding their concerns and ideas to improve the Board and the role it plays in the management of the Company. These discussions have not been fruitful and the other directors have refused to consider any changes in the composition of the Board. Accordingly, Kalishman and Affholder have agreed to form a committee (the "Committee") for the purpose of electing a slate of nominees to the Company's Board of Directors at the 1997 Annual Meeting in opposition to the nominees of the Company's Board of Directors (other than Affholder). Kalishman and Affholder have held discussions with several highly qualified individuals to serve as members of the Committee's slate. The Committee intends to finalize the slate in the near future.

         Each of the members of the Committee may solicit proxies on behalf of the Committee's nominees by making telephone calls, conducting personal interviews or otherwise. D.F. King & Co., Inc. ("King") also has been retained on behalf of the Committee for consultation and advice on matters reasonably related to proxy solicitation issues. The Committee also intends to engage King to solicit proxies in connection with the Proxy Contest. In furtherance of the foregoing, Kalishman has caused Xanadu to make a demand under state law for copies of a list of stockholders and related records.

         On November 18, 1996, Kalishman was appointed Chairman of the Board of the Company. At that time Kalishman and the Company modified the arrangements, which became effective upon consummation of the IMA Merger and pursuant to which Kalishman was engaged as Vice Chairman of the Board, to provide that the appointment of Kalishman as Chairman of the Board will, during the period thereof, satisfy the respective obligations of the Company to engage Kalishman, and of Kalishman to serve, as Vice Chairman. As a result of the consummation of the IMA Merger and for a term of two years thereafter, Kalishman has also been engaged as a consultant to the Company.

         Pursuant to an Employment Agreement entered into pursuant to the IMA Merger, Affholder serves as Senior Executive Vice President of the Company. Affholder's Employment Agreement is for a term of three years after consummation of the IMA Merger.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) As of June 11, 1997, the members of the Group beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, in the aggregate 4,405,706 shares of Common Stock, constituting approximately 16.4% of the issued and outstanding Common Stock. Such shares represent (i) 146,159 shares (the "Senior Shares") held by Kalishman and Nancy F. Kalishman, as tenants by the entirety;
(b) 2,869,274 shares (the "Partnership Shares") held by Xanadu; (c) 1,307,858 shares (the "Affholder Shares") held by Affholder; and (d) 82,415 shares (the "Fund Shares") held by the Jerome and Nancy F. Kalishman Family Fund.

         The four adult children of Kalishman and Nancy F. Kalishman (and a trust of which such children serve as trustees) beneficially own in the aggregate 1,324,850 shares of Common Stock, representing approximately 4.9% of the outstanding shares. Kalishman and Nancy F. Kalishman have no arrangements, understandings or agreements with any of their children with respect to the voting, holding or disposing of shares of Common Stock.

         As of June 11, 1997:

                  Kalishman beneficially owned 3,097,848 shares of Common Stock, constituting approximately 11.5% of the issued and outstanding shares of Common Stock. Such shares represent the Senior Shares, the Partnership Shares and the Fund Shares.

                  Nancy F. Kalishman beneficially owned 3,015,433 shares of Common Stock, constituting approximately 11.2% of the issued and outstanding shares of Common Stock. Such shares represent the Senior Shares and the Partnership Shares.

                  Xanadu beneficially owned 2,869,274 shares of Common Stock, constituting approximately 10.7% of the issued and outstanding shares of Common Stock.

                  Affholder beneficially owned 1,307,858 shares of Common Stock, constituting approximately 4.9% of the issued and outstanding shares of Common Stock.

         Of the shares stated above as beneficially owned by Kalishman, the Fund Shares are held by him with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof; the Senior Shares are held by him with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Nancy F. Kalishman; and the Partnership Shares are held by him with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Nancy F. Kalishman and Xanadu.

         Of the shares stated above as beneficially owned by Nancy F. Kalishman, the Senior Shares are held by her with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Kalishman; and the Partnership Shares are held by her with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Kalishman and Xanadu.

         All of the shares stated above as beneficially owned by Xanadu are held by Xanadu with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Kalishman and Nancy F. Kalishman.

         Of the shares beneficially owned by Affholder, 1,304,858 shares are held by Affholder with sole power to vote or direct the vote of and with sole power to dispose of or direct disposition thereof, and 3,000 shares are held by him as Trustee of the Robert W. and Pamela Rae Affholder Grandchildren's Trust, with shared power to vote or to direct the vote of, and with shared power to dispose or to direct the disposition thereof, with Brett Affholder, Affholder's son.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         In connection with the IMA Merger, Xanadu and Affholder entered into an agreement with the Company and pursuant thereto received certain registration rights covering the shares of Common Stock held by them and their affiliates. Such agreement terminates in December 1998. Pursuant to such agreement, Xanadu and Affholder may demand registration under the Securities Act of 1933 on one occasion (unless the Company is entitled to use a registration statement on Form S-3, in which case Xanadu is entitled to three demand registrations) of no less than 500,000 shares of Common Stock. In addition, Xanadu and Affholder are entitled to incidental registration rights during the term of such agreement.

         Except as stated in response to this Item 6 and Item 4 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

                  1. Joint Filing Agreement, dated June 11, 1997, among the Reporting Persons.

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997
                                                    /s/ Jerome Kalishman
                                                    --------------------------
                                                    Jerome Kalishman

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997
                                                  /s/ Robert W. Affholder
                                                  ----------------------------
                                                  Robert W. Affholder

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997
                                                    /s/ Nancy F. Kalishman
                                                    ---------------------------
                                                    Nancy F. Kalishman

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1997                             Xanadu Investments, L.P.


                                                  By: /s/ Jerome Kalishman
                                                      -------------------------
                                                      Jerome Kalishman

NYFS10...:\85\55385\0003\139\SCH6057K.450

                                 EXHIBIT INDEX



Exhibit No.         Description
-----------         -------------------------------------------------------

     1 Agreement, dated June 11, 1997, among Jerome Kalishman, Robert W. Affholder, Nancy F. Kalishman and Xanadu Investments, L.P., with respect to the amendment to
                    Schedule 13D.